July 1, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Owen Pinkerton, Senior Counsel

Ladies and Gentlemen:

         On behalf of Medical Properties Trust, Inc. (the "Company"), enclosed herewith is Amendment No. 6 to the Company's Registration Statement on Form S-11 (the "Amendment"), as filed with the Securities and Exchange Commission on October 26, 2004 (the "Registration Statement"). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff dated June 27, 2005 (the "Comment Letter"), and addressed to Edward K. Aldag, Jr., Chairman, President and Chief Executive Officer of the Company. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment letter, to members of the Staff specified in the Comment Letter.

         The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

Summary

Our Pending Acquisitions and Developments, page 5

1. Please clarify the source of funds that will be used to acquire the Redding, California and Denham Springs, Louisiana properties. The heading under which these properties are listed states that proceeds from this offering will be used to pay for the properties, but they are not listed in the "Use of Proceeds" section. Please revise or advise.

         RESPONSE:      We supplementally advise the Staff that the Redding,
         California transaction was completed on June 30, 2005 using available cash, and that we have funded $5.5 million of the $6.0 million loan to the current owner of the Denham Springs, Louisiana facility using available cash. Please note that the first sentence under the heading "Our Pending Acquisitions and Developments" on page 5 states that: "We intend to use the net proceeds of this offering and a portion of our available cash and cash equivalents to expand our portfolio..." (emphasis added).

Our Portfolio

Our Pending Acquisitions and Developments, page 92

2. We note that the Vibra entities and Mr. Hollinger will be required to act as guarantors of the Redding, CA property. Please clarify whether Mr. Hollinger's guaranty is capped at $5 million or any other level, consistent with his exposure in the other Vibra transactions. In addition, please disclose how these guaranties will rank vis-a-vis the guaranties attached to the other Vibra transactions.


         RESPONSE:      We supplementally advise the Staff that Mr. Hollinger is
                        not a guarantor of the Redding, California property.
                        We have revised the Registration Statement to state that the guaranties of Vibra, Vibra Management and The Hollinger Group of the lease for the Redding
                        Facility are of equal priority with the guaranties relating to the leases for the Vibra Facilities and the Vibra loan. See pages 80 and 83.

Selling Stockholders, page 117

3. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies, investment companies or wholly-owned subsidiaries of public companies.

         RESPONSE:      We have revised the Registration Statement as requested.
                        See page 118.

Please do not hesitate to contact the undersigned or, in his absence, Thomas O. Kolb (205) 250-8321, if you have any questions or comments relating to the Company's response to the Comment letter.

                           Very truly yours,

                           /s/ B. G. Minisman, Jr.

                           B. G. Minisman, Jr.
                           of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

cc:      Andrew Mew
         Cicely Luckey
         Michael McTiernan
         Medical Properties Trust, Inc.
         Hunton & Williams, LLP